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                 January 13, 2021

       Charles E. Young
       Chief Executive Officer
       Smart Sand, Inc.
       1725 Hughes Landing Blvd, Suite 800
       The Woodlands, Texas 77380

                                                        Re: Smart Sand, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 6,
2021
                                                            File No. 333-251915

       Dear Mr. Young:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Ryan J. Maierson